UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

under the Securities Exchange Act of 1934

(Amendment No. 1)*

OpenTV Corp.

(Name of Issuer)

Class A ordinary shares, no par value

(Title of Class of Securities)

G675431

(CUSIP Number)

Lucien Gani

General Counsel, Head of Legal Affairs

Kudelski SA

22-24, Route de Genève

Case Postale 134

1033 Cheseaux, Switzerland

41 21 732 01 01

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No.: G675431

1	Name of Reporting Person. I.R.S. Identification No. of above persons (entities only) Kudelski SA None
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒*
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) —
6	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned By Each Reporting Person With	7 Sole Voting Power 42,677,621*
8 Shared Voting Power 0
9 Sole Dispositive Power 42,677,621*
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,677,621*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares —
13	Percent of Class Represented by Amount in Row (11) 30.5%**
14	Type of Reporting Person CO

13D

CUSIP No.: G675431

1	Name of Reporting Person I.R.S. Identification No. of above persons (entities only) André Kudelski
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned By Each Reporting Person With	7 Sole Voting Power 42,677,621*
8 Shared Voting Power 0
9 Sole Dispositive Power 42,677,621*
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,677,621*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares —
13	Percent of Class Represented by Amount in Row (11) Approximately 30.5%**
14	Type of Reporting Person IN

*	Includes 5,937,516 Class A ordinary shares of the Issuer held of record by Kudelski SA, 6,533,951 Class A ordinary shares of the Issuer held of record by Kudelski Interactive Cayman, Ltd. (“Kudelski Cayman”), an indirect wholly owned subsidiary of Kudelski SA and 30,206,154 Class A ordinary shares of the Issuer issuable upon conversion of the same number of Class B ordinary shares of the Issuer held by Kudelski Interactive USA, Inc. (“Kudelski US”), an indirect wholly owned subsidiary of Kudelski SA. André Kudelski controls a majority of the voting securities of Kudelski SA.

**	Calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the “Act”), based upon 109,579,861 Class A ordinary shares of the Issuer and 30,206,154 Class B ordinary shares of the Issuer issued and outstanding as of September 30, 2007 (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007). Assumes the conversion of 30,206,154 Class B ordinary shares of the Issuer held by Kudelski Interactive USA, Inc., into the same number of Class A ordinary shares of the Issuer. Because the Issuer’s Class B ordinary shares are entitled to ten votes per share on matters submitted to stockholders of the Issuer, the Class A ordinary shares and Class B ordinary shares beneficially owned by the Reporting Person constitute approximately 76.4% of the voting power of the outstanding ordinary shares of the Issuer.

THE PURPOSE OF THIS AMENDMENT NO. 1 TO SCHEDULE 13D IS TO AMEND THE OWNERSHIP REPORTS OF THE REPORTING PERSONS. THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY PROVIDED.

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the Class A ordinary shares of OpenTV Corp., a corporation incorporated in the British Virgin Islands (“OpenTV” or the “Issuer”). This Schedule 13D also relates to the Class A Ordinary shares issuable upon conversion of Class B ordinary shares of OpenTV. The address of the principal executive offices of OpenTV is 275 Sacramento Street, San Francisco, California 94111.

ITEM 2.	IDENTITY AND BACKGROUND.

This Schedule 13D is being jointly filed under Section 13 of the Act, by Kudelski SA and André Kudelski (the “Reporting Persons”).

Kudelski SA may be deemed to be the beneficial owner of Class A ordinary shares of the Issuer held of record by Kudelski Cayman, an indirect wholly owned subsidiary of Kudelski SA. Kudelski SA may also be deemed to be the beneficial owner of Class A ordinary shares issuable upon conversion of Class B ordinary shares of the Issuer held of record by Kudelski US, an indirect wholly owned subsidiary of Kudelski SA. The Class A ordinary shares and Class B ordinary shares held by Kudelski SA, Kudelski Cayman and Kudelski US are referred to hereinafter as the “Purchased Shares.” André Kudelski controls the majority of the voting interest in Kudelski SA and accordingly may also be deemed to be the beneficial owner of the Purchased Shares.

Kudelski SA is a company organized under the laws of Switzerland. Kudelski SA is a global provider of digital security technologies. Kudelski SA’s technologies are used in a wide range of applications requiring access control and rights management, whether for securing transfer of information (digital television, broadband Internet, video-on-demand, interactive applications, etc.) or to control and manage access of people or vehicles to sites and events. The principal business address of Kudelski SA is 22-24, Route de Genève, Case Postale 134, 1033 Cheseaux, Switzerland.

André Kudelski, a citizen of Switzerland, is the Chairman and Chief Executive Officer of Kudelski SA. Mr. Kudelski’s business address is 22-24, Route de Genève, Case Postale 134, 1033 Cheseaux, Switzerland.

The following information concerning each director, executive officer, and controlling person of Kudelski SA is set forth on Schedule 1: (i) name; (ii) residence or business address; (iii) principal occupation or employment and the name and principal business address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

During the last five years, neither the Reporting Persons nor any person named in Schedule 1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Persons nor any person named in Schedule 1 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of funds used for the purchase of the Issuer’s securities was the working capital of the Reporting Persons. The aggregate funds used by the Reporting Persons to make the purchases of additional Class A ordinary shares subsequent to the filing of the Schedule 13D by the Reporting Person on January 16, 2007 was $6,357,425.61.

ITEM 4.	PURPOSE OF TRANSACTION.

The purpose of the acquisition of securities of the Issuer by Kudelski SA and its subsidiaries is to acquire control of the Issuer. Upon the completion of these purchases, Kudelski SA beneficially owns 5,937,516 Class A ordinary shares of the Issuer and indirectly, through its indirect wholly owned subsidiary Kudelski Cayman, beneficially owns 6,533,951 Class A ordinary shares of the Issuer and through its indirect wholly owned subsidiary Kudelski US beneficially owns 30,206,154 Class B ordinary shares of the Issuer. Each Class A ordinary share has one vote per share and each Class B ordinary share has ten votes per share. Except as expressly provided in the Issuer’s Memorandum of Association or Articles of Association, or as required by applicable law or the terms of any outstanding series of preference shares of the Issuer, the holders of Class A ordinary shares and Class B ordinary shares vote together as one class on all matters presented to shareholders of the Issuer for their approval.

The Class A ordinary shares and Class B ordinary shares beneficially owned by Kudelski SA represent approximately 30.5% of the ordinary shares of the Issuer and approximately 76.4% of the total voting power of the ordinary shares of the Issuer, based upon information provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 with respect to the number of ordinary shares outstanding as of September 30, 2007. As a result of its beneficial ownership of shares of the Issuer and the voting power attributable thereto, Kudelski SA has the ability to elect all of the members of the Issuer’s board of directors and, subject to applicable law, to otherwise generally direct the business and affairs of the Issuer, including the power to approve mergers and other extraordinary corporate transactions and amendments to the Issuer’s Memorandum of Association and Articles of Association.

Other than as described in this Item 4, Kudelski SA currently has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or any of its subsidiaries; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (f) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (i) any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) Kudelski SA may be deemed to be the beneficial owner of 12,471,467 Class A ordinary shares and 30,206,154 Class B ordinary shares of the Issuer. The Class B ordinary shares are convertible at any time into an equal number of Class A ordinary shares. Based upon 109,579,861 Class A ordinary shares and 30,206,154 Class B ordinary shares of the Issuer issued and outstanding as of September 30, 2007 (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007), and assuming the conversion of 30,206,154 Class B ordinary shares held by Kudelski US into the same number of Class A ordinary shares, Kudelski SA beneficially owns approximately 30.3% of the Class A ordinary shares of the Issuer, calculated in accordance with Rule 13d-3(d)(1) under Section 13 of the Act. André Kudelski may also be deemed to be the beneficial owner of the Purchased Shares through his control of a majority of the voting securities of Kudelski SA.

Except as described in this Schedule 13D, none of the persons listed on Schedule 1 beneficially owns any Class A ordinary shares of the Issuer.

(b) Kudelski SA may be deemed to have the sole power to direct the vote as to, and to direct the disposition of, 42,677,621 Class A ordinary shares of the Issuer. This includes 5,937,516 Class A ordinary shares of the Issuer held by Kudelski SA, 6,533,951 Class A ordinary shares of the Issuer held by Kudelski Cayman and 30,206,154 Class A ordinary shares of the Issuer issuable upon conversion of the same number of Class B ordinary shares of the Issuer held by Kudelski US. André Kudelski may also be deemed to have the sole power to direct the vote as to, and to direct the disposition of, the Purchased Shares through his control of a majority of the voting securities of Kudelski SA.

Except as described in this Schedule 13D, none of the persons listed on Schedule 1 has the power to direct the vote as to, or to direct the disposition of, any Class A ordinary shares of the Issuer.

(c) During the sixty days preceding the date of this Report, the Reporting Persons purchased the following Class A ordinary shares in the open market:

Reporting Person	Trade Date	Shares	Price per share
Kudelski SA	11/19/2007	100	$0.99
	11/19/2007	2,861,400	$1.00
	11/19/2007	257,000	$1.01
	11/19/2007	106,898	$1.02
	11/19/2007	141,234	$1.04
	11/19/2007	271,105	$1.05
	11/19/2007	147,451	$1.06
	11/19/2007	47,121	$1.07
	11/19/2007	312,526	$1.08
	11/19/2007	265,554	$1.09
	11/19/2007	457,811	$1.10
	11/19/2007	800	$1.11
	11/23/2007	1,711	$1.10
	11/26/2007	41,494	$1.11
	11/26/2007	66,129	$1.12
	11/27/2007	12,663	$1.10
	11/27/2007	26,228	$1.11
	11/27/2007	35,084	$1.12
	11/28/2007	600	$1.10
	11/28/2007	45,956	$1.11
	11/28/2007	14,372	$1.12
	11/29/2007	81,275	$1.14
	11/30/2007	4,393	$1.16
	11/30/2007	1,600	$1.18
	11/30/2007	14,342	$1.19
	11/30/2007	85,794	$1.20

(d) The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A ordinary shares of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described elsewhere in this Report and as previously reported, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer’s securities which are required to be described hereunder.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2007

Kudelski SA

By:	/s/ Lucien Gani
Name:	Lucien Gani
Title:	General Counsel and Head of Legal Affairs

By:	/s/ André Kudelski
Name:	André Kudelski

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF KUDELSKI SA

The name and present principal occupation of each director and executive officer of Kudelski SA are set forth below. The business address for each named person is: c/o Kudelski SA, 22-24, Route de Genève, Case Postale 134, 1033 Cheseaux, Switzerland 1515.

NAME*	KUDELSKI SA TITLE	PRINCIPAL OCCUPATION AND PRINCIPAL BUSINESS	CITIZENSHIP
André Kudelski	Chairman and Chief Executive Officer	Chairman and Chief Executive Officer, Kudelski SA	Switzerland

Pierre Roy	Chief Operating Officer, Digital TV and Executive Vice President	Chief Operating Officer, Digital TV and Executive Vice President, Kudelski SA	Switzerland

Charles Egli	Chief Executive Officer, Nagra Public Access and Executive Vice President	Chief Executive Officer, Nagra Public Access and Executive Vice President, Kudelski SA	Switzerland

Adrienne Corboud Fumagalli	Executive Vice President, Business Development	Executive Vice President, Business Development, Kudelski SA	Switzerland and Italy

Mauro Saladini	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer, Kudelski SA	Switzerland

Lucien Gani	General Counsel	General Counsel, Kudelski SA	Switzerland

John Burke	Senior Vice President, Head of Human Resources	Senior Vice President, Head of Human Resources, Kudelski SA	Ireland and Great Britain

Nicolas Goetschmann	Corporate Secretary and Director of Group Administration	Corporate Secretary and Director of Group Administration, Kudelski SA	Switzerland

Claude Smadja	Vice Chairman of the Board and Lead Director	Founder and President, Smadja & Associates Inc.	Switzerland

Norbert Bucher	Director	Retired Former Senior Vice President, Jacobs Suchard AG	Switzerland

Laurent Dassault	Director	Management Groupe Industrial Marcel Dassault	France

Patrick Foetisch	Director	Legal Counsel	Switzerland

Alexandre Zeller	Director	Chief Executive Officer, Banque Cantonale Vaudoise	Switzerland

Marguerite Kudelski	Director	Ph.D. Microelectronic Engineering, Coordinator, Special Projects, Kudelski SA	Switzerland

Pierre Lescure	Director	Board Member, Lagardere Group, Le Monde, Thomson and Havas	France